MATRIX VENTURES, INC.
                             #5 2118 Eastern Avenue
                        North Vancouver, British Columbia
                                 Canada, V7L 3G3


December 9, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  H. Yuna Peng

Dear Sirs:

Re: Matrix Ventures, Inc. - Registration Statement on Form SB-2 Amendment No. 5 - File No. 333-120382

Further to your letter dated November 18, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Description of Business, page 20
--------------------------------

1. You state that, following the phase three exploration program, you will complete at least an additional $20,000 in exploration expenditures. Please describe in detail the activities you will conduct in this phase and the necessity to conduct such activities. Please revise throughout the prospectus and the proposed budget section to make sure that you discuss this phase where appropriate.

         The proposed phase three exploration program has a budget of $80,000. However, we are required to expend $100,000 in additional exploration expenditures by December 31, 2006 in order to comply with the terms of our option agreement respecting the property.

         We have clarified our disclosure to indicate that the additional $20,000 in exploration expenditures required will form part of a phase four program on the Wanapitei River property to be recommended by our consulting geologist following completion of the phase three exploration program and a review of the results.

Plan of Operation, page 27
--------------------------
2.       Please update the status of your phase two exploration.

         We have updated our disclosure to indicate that the phase two exploration program is underway.

3.       In response to comment 14, you disclosed  that $25,000 in legal fees related to the registration statement will be due following the effective date of their registration statement. Considering that your cash balance of $9,330 at June 30, 2005 and your plan to spend $10,000 in exploration by December 31, 2005, please disclose the source of funds that will be used to pay for the registration statement related legal fees.

         We have disclosed that in order to pay the legal fees, we will either have to raise additional capital through the sale of our common stock or receive loans from directors. However, we do not have any current arrangements in this regard.

Other
-----
4. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

         We have included updated financial statements for the period ended September 30, 2005 with our amended registration statement.

         Yours truly,

         /s/ Lori Bolton

         Matrix Ventures, Inc.
         Lori Bolton, President